

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 3, 2013

BY FAX AND U.S. MAIL

Mary Jo Ardington
Associate General Counsel
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

>   Re: Lincoln National Variable Annuity Account L
>   Initial Registration Statements on Form N-4
>   File Nos. 333-187072; 333-187071; 333-187070; 333-187069.

Dear Ms. Ardington:

        The staff has reviewed the above-referenced initial registration statements, which the Commission received on March 6, 2013. Comments are based upon the courtesy copy of filing number 333-187071 provided to the staff. Based on our review, we have the following comments.

1. **General Comments**

    a. Unless otherwise indicated, please make conforming changes to the other three filings referenced above, as applicable. Wherever a comment has applicability to more than one prospectus, please identify the prospectus for which changes were made in a letter responding to these comments.

    b. Please clarify supplementally whether there are any types of guarantees, credit enhancements, or other support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

    c. Please confirm that all capitalized terms have been defined in the text prior to first use or in the glossary. Confirm that all such defined terms appear consistently as capitalized defined terms throughout the prospectus.

2. **Contract Name**

   Please explain, supplementally, how the name of the contract - "Secured Retirement Income" - is appropriate.

3. **Purchase Payments Under the Contract**

   a. In the first sentence of the third paragraph of the cover page, the registrant states that Purchase Payments for benefits *on a variable basis* will be placed in the Variable Annuity Account (VAA). In the next sentence and later in the paragraph, a *variable option* is discussed. Given that there are no fixed options under this contract, please change this disclosure to clarify that there is no other option under this contract other than the variable account.

   b. Please survey the prospectus and identify and clarify all disclosure indicating that there is a fixed account or other option for allocation of Purchase Payments other that the VAA.

4. **Available Fund**

   The staff understands that the fund available under the contracts intends to change its name in the near future. Please supplementally inform the staff how and when this change will be reflected in the contract prospectuses.

5. **Fee Table** (p. 5)

   Please revise the fee table to include the annual maximum and current Guaranteed Withdrawal Benefit Charge (2.4% and 1.0%, respectively). The monthly deductions of 0.17% and 0.083% may be disclosed in footnotes.

6. **Examples** (p. 6)

   The examples do not appear to have been calculated using the assumptions disclosed in the preceding paragraph. Please revise as appropriate.

7. **Additions, Deletions, or Substitution of Investments** (p. 10)

   Please disclose that, at all times, at least one variable investment option will be available under the contracts.

8. **Guaranteed Withdrawal Benefit Charge** (p. 11)

   Please include disclosure in this section of the Guaranteed Withdrawal Benefit Charge on an *annual* basis, including the maximum annual percentage charge.

9. **Annuity Options** (p. 19)

    Please disclose whether the annuity options available are variable or fixed. Also, please note that the default annuity must be variable under a variable annuity contract unless only fixed annuity options are available.

10. **Financial Statements, Exhibits, and Other Information**

    Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in a pre-effective amendment.

11. **Powers of Attorney**

    Please provide powers of attorney that relate specifically to the registration statements as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

12. **Tandy Representations**

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    - the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    - staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

    - the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filings.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted

by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Insured Investments Office